Filed by: Brookfield Infrastructure Corporation
(Commission File No. 001-39250) and
Brookfield Infrastructure Partners L.P.
(Commission File No. 001-33632)
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Inter Pipeline Ltd.

Brookfield Infrastructure Intends to File a Revised Offer to Purchase Inter Pipeline Ltd.

for $21.231 per Share in Cash and Share Transaction Valued at C$16 billion

C$1.53/Sh Premium to the Alternative All-Share Offer2

Tender to Brookfield’s Offer and Vote Against the Alternative Transaction

Offer Highlights

•

Increased Offer provides superior value to Inter Pipeline Ltd. (“IPL”) shareholders, representing a premium of C$1.53 or 8%, on a prorated basis, versus the proposed transaction (the “Alternative Transaction”) with Pembina Pipeline Corporation (“Pembina”).

•

Shareholders may elect up to 100% cash consideration totalling C$20.00 per share of IPL without being subject to proration or 0.250 of a class A exchangeable subordinated voting share of Brookfield Infrastructure Corporation (“BIPC”) (a “BIPC Share”), subject to proration, valued at C$23.85 per IPL share as of market close on July 14.

•	Revised Offer continues to provide IPL shareholders a clean exit and value certainty through 100% cash consideration, compared to zero cash consideration in the Alternative Transaction.

•	The option to receive BIPC shares provides IPL shareholders access to a globally diversified, best in class infrastructure portfolio that has generated superior shareholder returns.

•	Revised Offer has received all key regulatory approvals and offers speed and certainty of closing.

•	Brookfield Infrastructure, as IPL’s largest shareholder with 9.75% ownership, reiterates its intention to vote against the Alternative Transaction.

•	Take Action – Tender to Brookfield’s Offer and Vote AGAINST the Alternative Transaction.

Brookfield, News, July 15, 2021 – Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), together with its institutional partners (collectively, “Brookfield Infrastructure”, “we” or “our”), is pleased to announce its intention to further revise its offer to acquire all of the outstanding common shares of Inter Pipeline Ltd. (TSX: IPL) (“IPL” or the “Company”) commenced February 22, 2021, as varied on June 4, 2021, June 21, 2021 and July 13, 2021 (the “Offer”) to increase the consideration under the Offer to, at the election of IPL shareholders, either (i) $20.00 in cash or (ii) 0.25 of a BIPC Share for each IPL share, subject to proration in the case of the BIPC Shares. We intend to file the fourth notice of variation and change (the “Fourth Notice of Variation”) no later than July 19, 2021.

[1]	Assumes that IPL shareholders select the higher value BIPC Shares resulting in 68% cash and 32% share proration and based on the closing price of the BIPC Shares on the TSX on July 14, 2021.
[2]	Based on the closing price of the Pembina common shares on the TSX on July 14, 2021.
[3]	Shareholders do not have to elect all cash or all shares, they can select the consideration split that best suits their objectives (subject to the BIPC Share proration).

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Reasons to Tender to the Brookfield Infrastructure Offer

-	Superior Value: Brookfield Infrastructure’s Offer represents a premium of C$1.53 or 8% versus the Alternative Transaction, on a prorated basis.

	Brookfield Infrastructure Offer			Alternative Transaction[2]
	All Cash	All Stock	Proration[1]
July 14, 2021	$20.00	$23.85	$21.23	$19.70

-	Value Certainty and Flexibility of Consideration: IPL shareholders have the ability to elect the form of consideration according to their individual preferences:

○	Cash consideration, up to 100%, providing immediate liquidity; and/or

○	BIPC Shares (subject to proration)[3].

-

Speed to Close and Immediate Liquidity: Brookfield has received all key regulatory approvals and can take up and pay for tendered shares within three business days after the Offer expiry time (subject to the modified statutory minimum condition).

-

Tax Deferred Consideration: Canadian shareholders can elect a tax deferred rollover, which has been used successfully in several previous Brookfield-led privatizations, into BIPC Shares through the proposed Offer.

-	Superior Share Consideration: Brookfield Infrastructure share consideration provides a more attractive total return opportunity for IPL shareholders than Pembina.

-

Best-in-class Infrastructure Portfolio: Our platform offers the unique advantage of being able to invest across four key infrastructure sectors, at all points within economic cycles, and across multiple geographies to secure the best risk adjusted returns for our investors.

-	Stable and Growing Cash Flows: 95% of Brookfield Infrastructure’s revenue is underpinned by regulated and contractual frameworks driving predictable and growing cash flows.

○	75% of our Adjusted EBITDA is indexed to inflation. This top-line revenue growth, combined with low operating costs and fixed-rate debt drives FFO per unit growth of 3-4% annually.

○

40% of our businesses are positioned to benefit from GDP-related volume increases. These volume increases flow directly to the bottom line – as a result we believe they should drive FFO per unit growth of 1-2% annually.

-	Strong Growth Pipeline: We have a strong growth outlook through a combination of organic revenue growth and new investment activity:

○	$2.3 billion backlog of contracted or regulatory approved growth projects which will be commissioned over the next 1-3 years.

○	Incremental target deployment of $1-1.5 billion in new investments annually.

○	Historically, we have deployed $2.3 billion on average annually over the past five years in new investments and growth capital expenditures.

We expect the combination of the stability of our cash flows and our growth outlook to result in total distribution growth of 5-9% annually.

Brookfield Infrastructure Partners L.P.	2

-

Attractive Total Return Track Record and Outlook: A shareholder’s total return is comprised of both its dividend yield and the change in the per share value relative to the entry price. We are proud of our average annual total return of 19% over a 10-year period, which has significantly outperformed Pembina’s total return of 10% over the same period. Additionally, Brookfield Infrastructure has delivered superior dividend growth to its shareholders over the last 10 years with an annual growth rate of 10%, compared to Pembina’s growth rate of 4% over the same period.

Brookfield Infrastructure and Pembina Total Return

	Total Return Over Time				Annual Equivalent Total Return
	1-Year	3-Year	5-Year	10-Year	1-Year	3-Year	5-Year	10-Year
BIP (NYSE)	39%	75%	150%	473%	39%	21%	20%	19%
BIPC (TSX)	56%	n.a.	n.a.	n.a.	56%	n.a.	n.a.	n.a.
PPL (TSX)	25%	1%	32%	166%	25%	0%	6%	10%

Brookfield Infrastructure and Pembina Historical Dividend Growth Rate

	BIP (US$/Unit)	Pembina (C$/Sh)
Last 3 Year	6%	3%
Last 5 Year	7%	5%
Last 10 Year	10%	5%
Since 2009	10%	4%

Reasons to Vote Against the Alternative Transaction

-

The Alternative transaction represents lower value for shareholders: Based on the current and historical market prices, the Alternative Transaction delivers inferior value to IPL shareholders when compared to Brookfield Infrastructure’s superior revised Offer.

	Brookfield Infrastructure Offer[1]	Alternative Transaction[2]	Brookfield Offer Premium to Alternative Transaction
July 14, 2021	$21.23	$19.70	7.8%
30-Day VWAP	$20.82	$19.84	4.9%
60-Day VWAP	$20.70	$19.51	6.1%
90-Day VWAP	$20.78	$19.11	8.7%

-

Zero cash consideration: The Alternative Transaction offers 100% share consideration and therefore no access to immediate liquidity or value certainty for those who would otherwise prefer cash consideration.

-

Long and uncertain timeline to closing: The Alternative Transaction requires shareholders and regulatory approvals that are yet to be received, exposing IPL shareholders to significant uncertainty in respect of potential customer complaints and consequently anti-trust approvals that are delayed or denied entirely. Pursuant to the Alternative Transaction’s “hell or high water” provisions, the risk of any punitive regulatory or anti-competition rulings or outcomes will be borne by IPL shareholders due to the proposed all-share consideration.

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-

Potential for overhang and downward price pressure on the share-based consideration: IPL shareholders may experience prolonged downward pressure on Pembina’s share price as short-term shareholders seek to monetize their shareholding via selling shares in the public market.

-

IPL employees: Pembina has publicly indicated ~$150 million of general, administrative and operational synergies, which we fear would inevitably result in significant job losses for local IPL employees.

Background to the Offer Update

Brookfield Infrastructure believes that the all-share Alternative Transaction is unattractive as it unreasonably forces all IPL shareholders to accept an all-share consideration based solely on the Special Committee’s assessment of the future value of Pembina stock. Brookfield Infrastructure does not support the thesis espoused by the Special Committee and we feel shareholders should be given an option for a clean cash exit in order to make our own capital allocation decisions, and believe many other IPL shareholders share this view.

In an effort to initiate a dialogue with IPL and Pembina to rectify this substantial flaw, on June 29, 2021 Brookfield Infrastructure sent a proposal to the Chair of IPL and the CEO of Pembina indicating a willingness to work with Pembina to enhance its bid by acquiring certain IPL assets. Brookfield Infrastructure indicated that if it acquired certain lower risk, lower return assets, Pembina could likely increase the value of its offer and together provide a substantial cash component of likely greater than 50% to IPL shareholders. Brookfield Infrastructure was promptly informed by IPL’s Special Committee that it was not in the interests of IPL shareholders for IPL or Pembina to hold any discussions.

In light of the potential for enhanced value and additional certainty for IPL shareholders that such dialogue could have surfaced, Brookfield Infrastructure respectfully disagrees with the Special Committee’s conclusion. In any event, Brookfield Infrastructure will remain opposed to any Pembina transaction that does not contain a significant cash component and urges all IPL shareholders to vote AGAINST the Alternative Transaction and deposit their shares under the Offer.

Details of the Offer

Under the terms and subject to the conditions of our intended Offer, each IPL shareholder can elect to receive, per IPL share, either C$20.00 in cash or 0.250 of a Brookfield Infrastructure Corporation (NYSE: BIPC; TSX: BIPC) class A exchangeable subordinated share.

For IPL shareholders seeking to participate in the upside from the integration of IPL into a globally diversified infrastructure company, the Offer will continue to include an option to elect to receive BIPC Shares as consideration and an option for eligible shareholders to access a tax deferred rollover in respect of any BIPC Shares received pursuant to the Offer. The maximum BIPC Share consideration will be 31 million aggregate shares (representing 32% of the total consideration), with eligible shareholders who elect to receive 100% of their consideration in BIPC Shares on a tax-deferred basis having access to an incremental 5 million BIPC Shares (with such incremental shares priced at the fair market value as of the expiry date of the Offer, in lieu of cash). There is no cap on the amount of cash consideration available under the Offer and IPL shareholders electing to receive cash will not be subject to proration.

We believe this amendment will provide investors with ultimate flexibility, allowing investors to participate in IPL through shares of BIPC and providing additional value certainty and liquidity to those investors who value a clean exit from the company.

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Our Offer, as revised, will be open for acceptance until 5:00 p.m. (Mountain Time) on August 6th unless otherwise extended.

Additionally, pursuant to the order of the Alberta Securities Commission dated July 12, 2021 (the “ASC Order”), the Offer is subject to a modified statutory minimum condition requiring that no IPL shares may be taken up under the Offer unless not less than 55% of the outstanding IPL shares not already owned or controlled by Brookfield Infrastructure are validly deposited and not withdrawn under the Offer.

Brookfield Infrastructure encourages IPL shareholders to read the full details of the revised Offer to be set forth in the Fourth Notice of Variation, which, together with the original Offer to Purchase and Circular dated February 22, 2021 (the “Offer and Circular”), the Notice of Variation, Change and Extension dated June 4, 2021 (the “First Notice of Variation”), the Second Notice of Variation and Extension dated June 21, 2021 (the “Second Notice of Variation”), the Third Notice of Variation and Extension dated July 13, 2021 (the “Third Notice of Variation”), which contain the full terms and conditions of the Offer and other important information as well as detailed instructions on how IPL shareholders can tender their IPL shares to the Offer. Copies of the Fourth Notice of Variation, once filed, and the Offer and Circular, the First Notice of Variation, the Second Notice of Variation and the Third Notice of Variation will be available without charge on request from the Information Agent and are available at www.ipl-offer.com or on SEDAR at www.sedar.com.

Under applicable TSX rules, the BIPC Share issuance requires the approval of BIPC security holders, as the maximum number of BIPC Shares issuable in connection with the Offer exceeds 25% of the total number of outstanding BIPC Shares. BIPC has relied on the exemption available in section 604(d) of the TSX Company Manual to provide TSX with written evidence that holders of more than 50% of the voting securities of BIPC are familiar with the terms of the Offer and the BIPC Share issuance and are in favor of it, in lieu of a duly called meeting of security holders. The Offer is at arm’s length and the issuance of BIPC Shares is not expected to materially affect control of BIPC.

Shareholder Questions

IPL shareholders who have questions or require assistance in depositing IPL shares to the Offer, IPL shareholders should contact the Information Agent and Depositary, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 (North American Toll Free Number) or 416-304-0211 (outside North America) or by email at assistance@laurelhill.com.

Additional Disclosure Relating to Total Return Swaps

Pursuant to the ASC Order, the Alberta Securities Commission required certain additional disclosure in respect of the cash-settled total return swaps entered into by Brookfield Infrastructure (the “Additional Disclosure”). The Additional Disclosure is attached as Appendix A to this press release.

Advisors

Brookfield Infrastructure has engaged BMO Capital Markets and Barclays Capital Canada Inc. to act as joint financial advisors and McCarthy Tétrault LLP to act as its legal advisor in connection with the Offer. Laurel Hill Advisory Group has also been engaged to act as Brookfield Infrastructure’s strategic communications advisor and proxy solicitation information agent.

– ends –

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure Partners is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over US$600 billion of assets under management. For more information, go to www.brookfield.com.

Brookfield Infrastructure Partners L.P.	5

Additional Information Regarding Proxy Solicitation

Brookfield Infrastructure is soliciting proxies through this press release pursuant to an order of the Alberta Securities Commission dated June 29, 2021 allowing Brookfield Infrastructure to solicit proxies through public broadcast without Brookfield Infrastructure filing a proxy circular. Brookfield Infrastructure is soliciting proxies in respect of IPL and the annual general and special meeting of shareholders of IPL to be held on July 29, 2021 (the “IPL Meeting”). IPL’s head office is located at Suite 3200, 215 - 2nd Street SW, Calgary, Alberta, T2P 1M4.

Brookfield Infrastructure has engaged Laurel Hill Advisory Group as their strategic advisor and proxy solicitation agent to assist Brookfield Infrastructure in the solicitation of proxies from IPL shareholders for the IPL Meeting. The total cost of these proxy solicitation services is up to approximately $100,000, plus reasonable out of-pocket expenses. Brookfield Infrastructure will bear the costs of this solicitation.

In addition to revocation in any other manner permitted by law, a registered IPL shareholder may revoke or change a previously made proxy vote: (a) by accessing the IPL Meeting by following the instructions under the heading “How to Participate at the IPL Shareholders’ Meeting” in the Joint Information Circular of IPL and Pembina dated June 29, 2021 in respect of the IPL Meeting and voting their IPL shares during the designated time; (b) by an instrument in writing executed by the IPL shareholder or such IPL shareholder’s attorney authorized in writing or, if the IPL shareholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, indicating the capacity under which such officer or attorney is signing and deposited with Computershare, the transfer agent of IPL, at the office designated in the Notice of Special Meeting of IPL Shareholders dated June 29, 2021 not later than 10:00 a.m. (Calgary time), on the business day preceding the day of the IPL Meeting (or any adjournment or postponement thereof); or (c) by a duly executed and deposited proxy as provided herein bearing a later date or time than the date or time of the proxy being revoked. IPL shareholders who hold their shares through a bank, broker or other intermediary are encouraged to follow the instructions provided to them from their applicable intermediary as they differ from those of registered shareholders (shareholders who hold IPL shares in their own name). Alternatively, IPL shareholders may contact Laurel Hill for assistance.

Brookfield Infrastructure beneficially own and exercise control or direction over 41,848,857 IPL shares. Additionally, Brookfield Infrastructure has economic exposure to an aggregate of 42,492,698 IPL shares pursuant to a cash-settled total return swap. The cash-settled total return swap affords economic exposure to IPL shares, but does not give Brookfield Infrastructure any right to vote, or direct or influence the voting, acquisition, or disposition of any IPL shares.

No Offer or Solicitation

This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire IPL securities and to issue securities of Brookfield Infrastructure Corporation will be made solely by, and subject to the terms and conditions set out in the formal offer to purchase and bid circular and accompanying letter of transmittal and notice of guaranteed delivery.

NOTICE TO U.S. HOLDERS OF IPL SHARES

Brookfield Infrastructure intends to make the offer and sale of the BIPC Shares in the Offer subject to a registration statement of BIPC and BIP covering such offer and sale to be filed with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. Such registration statement covering such offer and sale will include various documents related to such offer and sale. INVESTORS AND SHAREHOLDERS OF IPL ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such registration statement, as well as other relevant filings regarding BIP and BIPC or such transaction involving the issuance of the BIPC Shares and the underlying BIP limited partnership units, at the SEC’s website (www.sec.gov) under the issuer profiles for BIP and BIPC, or on request without charge from Brookfield Infrastructure, at 250 Vesey Street, 15th Floor, New York, New York, 10281-1023 or by telephone at (212) 417-7000.

BIPC is a foreign private issuer and Brookfield Infrastructure is permitted to prepare the offer to purchase and takeover bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. BIPC prepares its financial statements in accordance with IFRS, and they may not be directly comparable to financial statements of United States companies.

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Shareholders of IPL should be aware that owning BIPC Shares may subject them to tax consequences both in the United States and in Canada. The offer to purchase and takeover bid circular may not describe these tax consequences fully. IPL shareholders should read any tax discussion in the offer to purchase and takeover bid circular, and holders of IPL Shares are urged to consult their tax advisors.

An IPL shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because Brookfield Infrastructure Corporation is incorporated in British Columbia, Canada, some or all of Brookfield Infrastructure’s officers and directors and some or all of the experts named in the offering documents reside outside of the United States, and a substantial portion of Brookfield Infrastructure’s assets and of the assets of such persons are located outside the United States. IPL shareholders in the United States may not be able to sue Brookfield Infrastructure or its officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED THE BIPC SHARES OFFERED IN THE OFFERING DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFERING DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

IPL shareholders should be aware that, during the period of the Offer, Brookfield Infrastructure or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the revised terms of the Offer; the expected mailing of the Fourth Notice of Variation; statements regarding IPL’s transaction with Pembina, including Brookfield Infrastructure’s intention to vote against the Alternative Transaction; statements regarding anticipated trading in Pembina shares; statements regarding expectations relating to regulatory review; statements regarding expectations around IPL employees; and statements regarding growth plans and opportunities for Brookfield Infrastructure.

Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The actual outcome of future events could differ from the forward-looking statements and information herein, which are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual events to differ materially from those contemplated or implied by the statements in this news release include the ability to obtain regulatory approvals (including approval of the TSX and the NYSE) and meet other closing conditions to any possible transaction, the ability to realize financial, operational and other benefits from the proposed transaction, general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete transactions in the competitive infrastructure space and to integrate acquisitions into existing operations, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in other documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

For more information, please contact:

Media: Claire Holland Senior Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Kate White Manager, Investor Relations Tel: (416) 956-5183 Email: kate.white@brookfield.com

Shareholder Questions / Tendering Assistance:

Laurel Hill Advisory Group

North American Toll-Free: 1-877-452-7184 (+1-416-304-0211 outside North America)

Email: assistance@laurelhill.com

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Appendix A

The following Additional Disclosure is provided by the Offeror in response to an order made on July 12, 2021 by the Alberta Securities Commission under s. 179(1)(b) of the Securities Act (Alberta). Capitalized terms used in this Appendix “A” without being defined herein have the meanings ascribed to them in the Offer:

(a)	the name of the International Swaps and Derivatives Association (“ISDA”) swap dealer that is the Offeror Group’s counterparty for the Total Return Swaps is Bank of Montreal (the “Swap Counterparty”);

(b)

the date of the ISDA agreements between Brookfield and the Swap Counterparty in respect of the Total Return Swaps is April 24, 2020, the date of the trade confirmations in respect of the Total Return Swaps is June 15, 2020 and the date of the related adjustment confirmations is February 22, 2021;

(c)

pursuant to the Total Return Swaps, the Offeror Group ultimately acquired an economic interest in an aggregate of 42,492,698 Common Shares by way of a series of periodic increases in the size of the Offeror Group’s economic exposure pursuant to the Total Return Swaps. The table below illustrates the growth of the size of the Offeror Group’s economic exposure prior to October 5, 2020, when the Offeror began to form an intention to initiate the Offer and determined to terminate any further increases under the Total Return Swaps:

i.	June 15, 2020—1,937,500 Common Shares in the aggregate;

ii.	June 30, 2020—7,604,400 Common Shares in the aggregate;

iii.	July 15, 2020—11,790,800 Common Shares in the aggregate;

iv.	July 31, 2020—14,822,900 Common Shares in the aggregate;

v.	August 15, 2020—16,231,400 Common Shares in the aggregate;

vi.	August 31, 2020—22,590,950 Common Shares in the aggregate;

vii.	September 15, 2020—29,193,050 Common Shares in the aggregate;

viii.	September 30, 2020—40,948,898 Common Shares in the aggregate; and

ix.	October 5, 2020—42,492,698 Common Shares in the aggregate.

(d)

information concerning Brookfield Infrastructure’s commercial relationship with the Swap Counterparty, similar in nature to that contained in the analyst reports referred to at pages 36-40 of the transcript of the cross-examination of Brian Baker on June 28, 2021, is as follows:

i.	the Swap Counterparty is one of Canada’s largest banks, and together with its subsidiaries, is a highly diversified financial services provider based in North America;

ii.	the Swap Counterparty provides a broad range of products and services directly and through Canadian and non-Canadian subsidiaries, offices, and branches;

iii.

the Swap Counterparty also provides a full range of investment dealer services through entities, including BMO Nesbitt Burns Inc. (the “Financial Advisor”), a major fully integrated Canadian investment dealer, and BMO Capital Markets Corp., Bank of Montreal’s wholly-owned registered broker dealer in the United States;

iv.

none of the Swap Counterparty or any of its affiliates is an insider, associate or affiliate (as those terms are defined in Multilateral Instrument 61-101) of Brookfield Infrastructure or any of its associates or affiliates;

v.

pursuant to an engagement letter dated January 27, 2021 and effective December 1, 2020 (the “Advisory Engagement Letter”), an affiliate of the Offeror engaged the Financial Advisor, as one of its non-exclusive financial advisors in connection with the Offer;

vi.	the Swap Counterparty is a co-lead arranger, administrative agent and joint bookrunner for a $1.425 billion credit facility to finance a portion of the Cash Consideration payable under the Offer;

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vii.

Within the past 12 months, all five of the largest banks in Canada has acted for Brookfield Infrastructure in a variety of capacities, including as a lead arranger, bookrunner, administrative agent, lender and financial advisor. Among them, the Swap Counterparty or one of its subsidiaries has: (A) acted as a joint bookrunner for an offering of common equity for Brookfield Infrastructure; (B) acted as a sell-side financial advisor on the sale of Wind Energy Transmission Texas, a Brookfield Infrastructure portfolio company; (C) acted as a joint bookrunner for an offering of medium term notes of Brookfield Infrastructure; (D) acted as a joint bookrunner for an offering of senior secured notes of North River Midstream, a Brookfield Infrastructure portfolio company; (E) acted as a co-lead arranger and joint bookrunner for a loan to NY Wind Memberco, LLC, a Brookfield Infrastructure portfolio company; (F) acted as a co-lead arranger for a revolving loan for Enercare Inc., a Brookfield Infrastructure portfolio company; (G) acted as a joint-lead arranger for an equity subscription loan to Brookfield Infrastructure; (H) acted as an administrative agent and a co-lead arranger on a loan for Brookfield Infrastructure; (I) acted as a lender on a loan to Brookfield Infrastructure; (J) acted as a co-lead arranger an equity subscription loan for Brookfield Infrastructure; (K) acted as an administrative agent for an equity subscription loan for Brookfield Infrastructure; (L) acted as a co-lead arranger and joint bookrunner for a loan for BEP SF Holdings, LLC, a Brookfield Infrastructure portfolio company; (M) acted as a co-lead Arranger for an equity subscription loan for Brookfield Infrastructure; and (N) acting as a lead arranger, administrative agent and joint bookrunner for a pending loan for Brookfield Renewable UK Hydro Limited, a Brookfield Infrastructure portfolio company; and

viii.

As of July 12, 2021, the Swap Counterparty and its affiliates have a financial interest in (A) 0.5% or more in the issued share capital of Brookfield Infrastructure and (B) 1% or more of any class of the equity securities of Brookfield Infrastructure.

(e)

the Advisory Engagement Letter provides that a $15 million completion fee will become payable to Financial Advisor with respect to a transaction involving IPL and the Offeror, whether effected as a transaction or series of transactions, either by way of a merger, joint venture or other business combination between the Offeror and IPL or an acquisition by the Offeror of at least 50% of the Common Shares (or an acquisition of control of IPL other than by way of an acquisition of Common Shares) or at least 50% of the assets, revenues, income or businesses of IPL, if such transaction is completed during the term of the Advisory Engagement Letter or if such transaction is completed or announced (and later completed) within 12 months of any termination of the Advisory Engagement.

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